UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215
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JOHNSON & JOHNSON
SAVINGS PLAN FOR
UNION REPRESENTED EMPLOYEES

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.   Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Signatures

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 22, 2016

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

Date: June 22, 2016	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON SAVINGS PLAN

FOR UNION REPRESENTED EMPLOYEES
__________________

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Johnson & Johnson Savings Plan for Union Represented Employees
Index to Financial Statements
December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 14

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of Johnson & Johnson Savings Plan for Union Represented Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Johnson & Johnson Savings Plan for Union Represented Employees (the “Plan”) at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 22, 2016

Johnson & Johnson Savings Plan for Union Represented Employees
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$73,712,137	$73,246,326
Total investments	73,712,137	73,246,326
Receivables
Employee contributions	64,225	—
Employer contributions	114,827	121,319
Total receivables	179,052	121,319
Total assets	73,891,189	73,367,645
Liabilities
Accrued expenses	44,439	32,381
Total liabilities	44,439	32,381
Net assets available for benefits, at fair value	73,846,750	73,335,264
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(151,275)	(188,456)
Net assets available for benefits	$73,695,475	$73,146,808

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan for Union Represented Employees
Statement of Changes in Net Assets Available for Benefits
December 31, 2015

Additions to net assets attributed to	2015
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$918,661
Contributions
Employee contributions	3,545,319
Employer contributions	1,200,219
Total additions	5,664,199
Deductions from net assets attributed to
Benefits paid to participants	4,943,003
Administrative expenses	172,529
Total deductions	5,115,532
Net increase	548,667
Net assets available for benefits
Beginning of year	73,146,808
End of year	$73,695,475

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

1.    Description of the Plan

General
The Johnson & Johnson Savings Plan for Union Represented Employees (the “Plan”) is a participant directed defined contribution plan which was established on January 1, 1993 by Johnson & Johnson (the “Plan Administrator” or the “Company”).  The Plan was designed to enhance the existing retirement program of eligible employees covered under collective bargaining agreements with the Company.  The funding of the Plan is made through employee and Company contributions.  The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”).  Transactions in the Trust are executed by the trustee, State Street Bank and Trust Company (“State Street” or “Trustee”).  Recordkeeping services are provided by Aon Hewitt. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.

This brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.

Contributions
In general, full-time employees 21 years or older represented by a collective bargaining unit participating in the Plan with at least one year of eligible service can contribute to the Plan.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of $0.20 per hour up to a maximum of $8.00 per hour of the first forty hours worked in each payroll week, depending on the negotiated contract rate.  All contributions are on a pre-tax basis and may not exceed $18,000 in 2015.

Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Internal Revenue Service ("IRS") limitations up to $6,000 in 2015.  Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax cents per hour contribution participants have elected. The catch-up contribution is not eligible for the Company matching contribution.

After one year of eligible service, the Company contributes to the Plan an amount equal to 50% of the employee directed contributions on the first $0.20 to $3.00 per hour of the participant’s contribution (depending on the negotiated collective bargaining agreement). The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.

Section 414(n) of the Internal Revenue Code (the “Code”) requires qualified plans to credit certain individuals who provided services to the Company through an employment agency with vesting and eligibility service if they become employees of the Company. As of December 31, 2014, the Company determined that certain of its active and former employees who were hired in 2008 through 2014, and provided this type of service for some period prior to being hired as employees of the Company were not credited with service for this period and, therefore, did not receive all the Company Match to which they were entitled, as described above. Accordingly, an out of period adjustment had been recorded as an employer contributions receivable in the Statement of Net Assets Available for Benefits of $104,762. As of December 31, 2015 employer contributions receivable has been updated to reflect management’s current estimate of the balance. For employees hired prior to 2008, an amount is not reasonably estimable at this time. The Company is taking steps to correct this issue in accordance with IRS guidelines.

Investments
Participants may invest in one or more of the nine investment funds offered by the Plan.  Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund unless specific elections are made to receive a cash payment. The 2015 dividend pass-through amount paid to participants of $97,237 is reflected in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.  For all other funds, the Trustee reinvests all dividend and interest income.

Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Payment of Benefits
Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  Participants are entitled to benefits provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses, which have been allocated to the participant’s account balance.

Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment until age 65.  Distributions are paid in a lump sum payment for all fund balances. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.

A participant’s account may be distributed to his/her beneficiaries upon the participant’s death in the same manner described for participants.

Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

2.    Summary of Significant Accounting Policies

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This update is effective for the Plan’s fiscal years beginning after December 15, 2015, with early application permitted. The update will not have a material impact on the Plan's Notes to Financial Statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined
Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I of this update requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. The amendments in Part II of this update, requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. In addition, certain other investment disclosures are eliminated. Part III is not applicable to the

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

Plan. This update is effective for fiscal years beginning after December 15, 2015, with early application permitted. This update will not have a material impact on Plan’s Financial Statements and Plan’s Management is evaluating the impact of the update on the Plan's Notes to Financial Statements.

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.

As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income and administrative expenses are recorded on an accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/(loss) for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/(loss).

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Derivatives
The Trust mitigates credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.

The Trust actively manages interest rate risk by periodically investing in interest rate swaps. Interest rate swaps provide an effective means to adjust portfolio duration, maturity mix and term-structure. The Trust records interest rate swaps at fair value.
The fair value of a derivative financial instrument (i.e. forward foreign exchange contracts, interest rate contracts) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at fair value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3.    Master Trust

a.    Fair Value Measurements

The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Savings Plan for Union Represented Employees, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by State Street.

The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•Level 1 - quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 - quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•Level 3 - inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

Following is a description of the valuation methodologies used for the investments measured at fair value.

•Short-term investments - Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•Government & agency issues - The assets are comprised of government and agency securities and U.S. Treasury Bills and Notes of varying maturities. Level 2 fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

•Corporate debt - A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2.  Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed with the interested parties.

•Common and preferred stocks - U.S. and International common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common and preferred stocks are classified within Level 1 of the valuation hierarchy.

•Common Collective Trusts ("CCTs") - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Plan investment options. Participant directed purchases and sales are at the NAV. At December 31, 2015, approximately 76% of the CCTs are invested in passive strategies and 24% are invested in active strategies. Additionally, 84% of the active and passive CCTs are invested in U.S. equities, with the remainder in International equities, U.S. bonds and emerging markets. Any Plan Sponsor (Johnson & Johnson) sales may be subject to gate keeping restrictions.

•Guaranteed Investment Contracts ("GICs") - Traditional GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations while considering the creditworthiness of the issuer, and are classified as Level 3. The synthetic GIC and related investments are classified as Level 2 due to the fair value of the synthetic GIC being based on the underlying investments held in separate account portfolios. As of December 31, 2015, the portfolio of assets underlying the synthetic GIC includes government and agency securities (60%), corporate debt (27%), asset-backed debt (6%), other securities (5%) and cash (2%), which are selected at the discretion of the investment managers and are subject to the investment guidelines negotiated with the synthetic contract provider. The synthetic GIC has a fair value of $875,770,652 and $866,152,326 at December 31, 2015 and 2014, respectively.

•Other assets - Other assets are represented primarily by Limited Partnerships ("LPs"), as well as commercial loans and mortgages that are not classified as corporate debt. Other assets, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The LPs and other assets valued using unobservable inputs are classified as Level 3. The fair market value of all LP interests has been determined using NAV as a practical expedient. At December 31, 2015, approximately 51% of the LP investments were in Emerging Market Equities with the remaining 49% in private equity investments.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

At December 31, 2015 and 2014, the Trust had unfunded commitments of underlying funds of the LP investments of $39,809,572 and $51,902,341, respectively. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and /or from selling existing investments. The LP investments have target maturity dates ranging from 2016 through 2022 with renewal options available to the Plan.  The Trust's investments in the LPs are not redeemable at any point in time.

2015 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$43,728,237	$772,265,140	$—	$815,993,377
Government and agency securities	—	1,390,086,215	—	1,390,086,215
Corporate debt
S&P Rated AAA to BBB-	—	926,935,629	407,264	927,342,893
S&P Rated below BBB-	—	248,166,459	—	248,166,459
S&P Not Rated	—	33,463,174	—	33,463,174
Total Corporate Debt	—	1,208,565,262	407,264	1,208,972,526
Preferred stocks	14,678,582	—	—	14,678,582
Common stocks
U.S. Large Cap	10,174,571,401	—	—	10,174,571,401
U.S. Mid Cap	1,412,482,317	—	—	1,412,482,317
U.S. Small Cap	552,207,225	—	—	552,207,225
Total U.S. Common stocks	12,139,260,943	—	—	12,139,260,943
International Common stocks	3,624,757,378	—	—	3,624,757,378
Total Common stocks	15,764,018,321	—	—	15,764,018,321

Common Collective Trusts	—	7,141,212,645	—	7,141,212,645
Other assets and liabilities, net	294	303,236,346	72,371,301	375,607,941
Trust investments at fair value	15,822,425,434	10,815,365,608	72,778,565	26,710,569,607
Guaranteed/Synthetic investment contracts	—	875,770,652	951,169,300	1,826,939,952
Total Master Trust investments	$15,822,425,434	$11,691,136,260	$1,023,947,865	$28,537,509,559
Receivables				373,802,277
Payables				(389,766,460)
Adjustment from fair value to contract value for fully responsive benefit contracts				(16,811,999)
Net investment in Master Trust				$28,504,733,377

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

2014 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$37,902,111	$719,164,657	$—	$757,066,768
Government and agency securities	—	1,464,054,861	—	1,464,054,861
Corporate debt
S&P Rated AAA to BBB-	—	859,616,798	—	859,616,798
S&P Rated below BBB-	—	204,717,704	—	204,717,704
S&P Not Rated	—	67,272,187	407,264	67,679,451
Total Corporate Debt	—	1,131,606,689	407,264	1,132,013,953
Preferred stocks	30,297,969	—	—	30,297,969
Common stocks
U.S. Large Cap	10,312,968,804	—	—	10,312,968,804
U.S. Mid Cap	1,517,488,890	—	—	1,517,488,890
U.S. Small Cap	668,768,806	218	—	668,769,024
Total U.S. Common stocks	12,499,226,500	218	—	12,499,226,718
International Common stocks	3,504,324,392	1,925,483	—	3,506,249,875
Total Common stocks	16,003,550,892	1,925,701	—	16,005,476,593

Common Collective Trusts	—	6,347,586,025	—	6,347,586,025
Other assets and liabilities, net	453,965	271,050,664	95,778,193	367,282,822
Trust investments at fair value	16,072,204,937	9,935,388,597	96,185,457	26,103,778,991
Guaranteed/Synthetic investment contracts	—	866,152,326	989,510,636	1,855,662,962
Total Master Trust investments	$16,072,204,937	$10,801,540,923	$1,085,696,093	$27,959,441,953
Receivables				273,925,916
Payables				(259,245,209)
Adjustment from fair value to contract value for fully responsive benefit contracts				(26,171,732)
Net investment in Master Trust				$27,947,950,928

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Trust’s Level 3 assets for the year ended
December 31, 2015.

	Corporate debt	Other assets	Guaranteed investment contracts	Totals
Balance December 31, 2014	$407,264	$95,778,193	$989,510,636	$1,085,696,093
Realized (losses) gains	—	(1,195,994)	—	(1,195,994)
Unrealized gains (losses) for assets still held at December 31, 2015	—	(14,924,966)	—	(14,924,966)
Transfers in	—	218	—	218
Transfers out	—	—	—	—
Purchases	—	13,979,757	980,080,487	994,060,244
Sales	—	(21,265,907)	(1,018,309,636)	(1,039,575,543)
Change in adjustment from fair value to contract value	—	—	(112,187)	(112,187)
Balance December 31, 2015	$407,264	$72,371,301	$951,169,300	$1,023,947,865

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

Transfers into, and out of, Level 3 are valued utilizing values as of the beginning of the period. There were no significant transfers between Level 1, 2 or 3 assets.

The assets of the Plan are maintained in the Trust.  The Plan holds approximately 0.3% and 0.3%, respectively, of the Trust’s net assets as of December 31, 2015 and 2014.  The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan net assets. Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The net investment income of the Trust was composed of the following:

	December 31,
	2015	2014
Net appreciation (depreciation ) in fair value of investments
Short-term investment funds	$(80,494,502)	$(14,700,009)
Government and agency securities	(23,104,754)	49,881,207
Corporate debt	(59,792,327)	(1,553,842)
Preferred stocks	(1,282,855)	(6,152,630)
Common stocks	(111,457,896)	1,224,840,294
Common Collective Trusts	(229,085,328)	318,535,550
Other assets	121,656,049	153,295,477
Receivables and payables	(539,697)	(61,855)
	(384,101,310)	1,724,084,192
Interest	134,935,764	170,144,695
Dividends	338,537,144	354,640,594
Net investment income	$89,371,598	$2,248,869,481

    b.    Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is AA-.  These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at fair value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive.  Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $950,283,619 and $988,512,767 at December 31, 2015 and 2014, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $951,169,300 and $989,510,636 at December 31, 2015 and 2014, respectively. The unobservable inputs which dictate fair value consist of the discount rates, which have a range of .78% to 1.95% and weighted average of 1.04%, and the contract rates, which range between .76% and 1.72% and weighted average of 1.19%. An increase in the discount rate will cause a decrease in fair value, while a decrease in the discount rate will increase fair value. An increase in the contract rate will cause an increase in fair value, while a decrease in the contract rate will result in a decrease in fair value.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets, overall of AA credit quality, underlying the synthetic GIC primarily includes government and agency securities, corporate debt, mortgage backed

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

securities and asset backed securities. The contract value of the synthetic GIC was $859,844,334 and $840,978,463 at December 31, 2015 and 2014, respectively. The fair value of the synthetic GIC is based on the fair value of the underlying pool of securities, and at December 31, 2015 and 2014 was $875,770,652 and $866,152,326, respectively.

The crediting interest rate for the synthetic GIC is calculated on a monthly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer.  The crediting interest rate for the contracts at December 31, 2015 and 2014 was 1.70% and 1.64%, respectively. In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market conditions.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair value bond strategies underlying the synthetic GIC; default or credit failures of any of the securities, investment contracts, or other investments held in the Trust; and the initiation of an extended termination (immunization) of the synthetic GIC.

The average market value yield of the contracts for 2015 and 2014 was 1.70% and 1.64%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments).   The average yield earned by the contracts that reflects the actual interest credited to participants in the Plan for 2015 and 2014 was 1.38% and 1.28%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Fixed Interest Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional and synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.

4.    Derivatives

a.	Forward Foreign Currency Contracts

The Trust had forward foreign exchange contracts outstanding at December 31, 2015 and 2014 in various currencies. The average notional amount in the Trust for these contracts purchased and sold for the year ended December 31, 2015 was $24,091,621 and $77,841,656, respectively, and for the year ended December 31, 2014 was $14,260,855 and $36,467,956, respectively. As of December 31, 2015 and 2014, there was $450,168 and $899,094 of unrealized appreciation on forward foreign exchange contracts, respectively, and $361,902 and $161,956 of unrealized depreciation on forward foreign exchange contracts, respectively. The net unrealized appreciation/(depreciation) of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Plan Benefits. The net gain/(loss) on these derivative instruments is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/(loss) in the Statements of Changes in Net Assets Available for Plan Benefits. For the years ended December 31, 2015 and 2014, there was $446,457 and $2,807,186, respectively, of total net realized gain/(loss) and net change in unrealized appreciation/(depreciation) on forward foreign exchange contracts. As of December 31, 2015, the Trust pledged cash collateral of $280,000 to brokers related to forward foreign exchange contracts.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

b.	Swaps - Interest Rate

The Trust had interest rate swaps outstanding at December 31, 2015 and 2014. The average notional amount in the Trust for these contracts for the year ended December 31, 2015 was $125,091,667 and for the year ended December 31, 2014 was $70,151,824. As of December 31, 2015 and 2014, there was $72,337 and $1,791,364 of positive fair value on open interest rate swap contracts, and $1,872,144 and $1,079,822 of negative fair value on open interest rate swap contracts, respectively. The net fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Plan Benefits. The net gain/(loss) on these derivative instruments is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/(loss) in the Statements of Changes in Net Assets Available for Plan Benefits. For the years ended December 31, 2015 and 2014, there was $(779,704) and $42,260, respectively, of total net realized gain/(loss) and net change in unrealized appreciation/(depreciation) on interest rate swap contracts. As of December 31, 2015, the Trust pledged collateral in the form of cash and treasury securities of $971,000 and $1,714,609, respectively, to brokers related to interest rate swaps.

5.    Tax Status

The IRS has determined and informed the Company by a letter dated October 31, 2014, that the Plan and the Trust are in compliance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.    Related Party Transactions

Certain Plan investments are shares of CCTs and are managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  As of December 31, 2015 and 2014, the total market value of investments in the institutional commingled funds allocated to the Plan and managed by State Street was $5,463,533 and $4,248,134, respectively.

The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the fair value of investments in Johnson & Johnson Common Stock was $34,248,236 and $39,268,745, respectively. During the year ended December 31, 2015, the Plan made purchases of $17,755,591 and sales of $22,255,032 of the Company’s common stock. The total dividend income received during 2015 was $1,108,011. The total realized and unrealized gains during 2015 were $3,282,199 and $4,765,803, respectively.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2015 and 2014

7.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$73,695,475	$73,146,808
Amounts allocated to withdrawing participants	—	(71,266)
Adjustment of synthetic GIC value from contract value to fair value	143,305	181,271
Net assets available for benefits per the Form 5500	$73,838,780	$73,256,813

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2015
Benefits paid to participants per the financial statements	$4,943,003
Less: Amounts allocated to withdrawing participants at December 31, 2014	(71,266)
Benefits paid to participants per the Form 5500	$4,871,737

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2015
Total investment income per the financial statements	$918,661
Net change in adjustment from contract value to fair value for synthetic GIC value	(37,966)
Total investment income per the Form 5500	$880,695

8.    Subsequent Events

The Plan has assessed subsequent events through June 22, 2016, the date the financial statements were available to be issued, and has determined that no items require disclosure.